

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 28, 2010

Mr. David P. Kirchhoff
President and Chief Executive Officer
Weight Watchers International, Inc.
11 Madison Avenue, 17th Floor
New York, New York 10010

   RE: **Weight Watchers International, Inc.**
      Form 10-K for the Fiscal Year Ended January 2, 2010
      Filed March 3, 2010
      Definitive Proxy Statement
      Filed April 8, 2010
      File No. 001-16769

Dear Mr. Kirchhoff:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Larry Spirgel
            Assistant Director